Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 10, 2013, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Company (as defined below) is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of shares of Common Stock pursuant to the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by the Dealer Managers (as defined below) or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Columbia Property Trust, Inc.

of

Up to $300,000,000 in Value of Shares of its Common Stock

At a Purchase Price of Not Greater Than $25.00 Nor Less Than $22.00 Per Share

Columbia Property Trust, Inc., a Maryland corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), hereby announces its offer to purchase for cash up to $300,000,000 in value of shares of its common stock, par value $0.01 per share (“Common Stock”), at a price specified by the tendering stockholders of not greater than $25.00 nor less than $22.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 8, 2013, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND

TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND STOCKHOLDERS SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. STOCKHOLDERS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF COMMON STOCK. STOCKHOLDERS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF COMMON STOCK.

ALTHOUGH THE COMPANY’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, NONE OF THE COMPANY, ANY MEMBER OF THE COMPANY’S BOARD OF DIRECTORS, THE DEALER MANAGERS, THE PAYING AGENT, THE DEPOSITARY, THE INFORMATION AGENT (EACH AS DEFINED IN THE OFFER TO PURCHASE) OR ANY OF THEIR RESPECTIVE AFFILIATES HAS MADE, OR IS MAKING, ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OF COMMON STOCK OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY MAY CHOOSE TO TENDER THEM. IN DOING SO, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN OR INCORPORATED BY REFERENCE INTO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, INCLUDING SECTION 2, “PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OR PROPOSALS”, OF THE OFFER TO PURCHASE. STOCKHOLDERS ARE URGED TO DISCUSS THEIR DECISION WITH THEIR TAX ADVISOR, FINANCIAL ADVISOR AND/OR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE.

The Offer is not conditioned upon the receipt of financing or any minimum number of shares of Common Stock being tendered. The Offer is, however, subject to a number of other terms and conditions set forth in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares of Common Stock must specify the price or prices, not greater than $25.00 nor less than $22.00 per share of Common Stock (in increments of $0.50), at which they are willing to sell their shares of Common Stock to the Company in the Offer. Promptly following the Expiration Date, assuming the conditions of the Offer have been satisfied or waived, the Company will determine a single price per share of Common Stock (the “Purchase Price”), which will be not greater than $25.00 nor less than $22.00 per share of Common Stock, that it will pay, subject to “odd lots” priority and proration, for shares of Common Stock properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of shares of Common Stock tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per share of Common Stock (in increments of $0.50) of not greater than $25.00 nor less than $22.00 per share of Common Stock at which shares of Common Stock have been properly tendered or have been deemed to be tendered in the Offer that will enable the Company to purchase the maximum number of shares of Common Stock properly tendered in the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $300,000,000 (or such lesser number if less than $300,000,000 in value of shares of Common Stock are properly tendered after giving effect to any shares of Common Stock properly withdrawn). All shares of Common Stock purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, all of the shares of Common Stock tendered at or below the Purchase Price may not be purchased if shares of Common Stock having an aggregate value in excess of $300,000,000 are properly tendered and not properly withdrawn. Only shares of Common Stock properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares of Common Stock tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date. The Company will not accept shares of Common Stock subject to conditional tenders, such as acceptance of all or none of the shares of Common Stock tendered by any tendering stockholder. The Company is not offering to purchase, and will not accept, any fractional shares in the Offer.

On October 10, 2013, shares of Common Stock were listed on the New York Stock Exchange (the “NYSE”) and began trading under the symbol “CXP” (the “Listing Time”). Immediately after the Listing Time, there were 134,192,610 shares of Common Stock issued and outstanding, not including fractional interests in shares of Common Stock. At the maximum price of $25.00 per share of Common Stock, the Company could purchase approximately 12,000,000 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 8.9% of the issued and outstanding shares as of immediately after the Listing Time. At the minimum price of $22.00 per share of Common Stock, the Company could purchase approximately 13,636,363 shares of Common Stock if the Offer is fully subscribed, which would represent approximately 10.2% of the issued and outstanding shares as of immediately after the Listing Time.

The Company intends to fund the Purchase Price for shares of Common Stock accepted for payment pursuant to the Offer, and all related fees and expenses, from available cash and/or borrowings under its existing unsecured revolving credit facility.

Upon the terms and subject to the conditions of the Offer, if the number of shares of Common Stock properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $300,000,000, the Company will purchase shares of Common Stock:

•	first, from all Odd Lot Holders (as defined in the Offer to Purchase) who properly tender all of their shares of Common Stock at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date; and

•	second, from all other stockholders who properly tender shares of Common Stock at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares of Common Stock, until the Company has purchased shares of Common Stock resulting in an aggregate purchase price of $300,000,000.

Stockholders desiring to tender their shares of Common Stock must follow the procedures set forth in Section 3, “Procedures for Tendering Shares of Common Stock”, of the Offer to Purchase and in the related Letter of Transmittal.

Odd Lot Holders (as defined in the Offer to Purchase) who hold shares of Common Stock registered in their names and tender their shares of Common Stock directly to Computershare Trust Company, N.A., the depositary for the offer (the “Depositary”), and whose shares of Common Stock are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares of Common Stock. However, if a stockholder owns shares of Common Stock through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders such shares of Common Stock on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their brokers, dealers, commercial banks, trust companies or other nominees to determine whether any charges will apply.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to “odd lot” priority and proration, shares of Common Stock that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to Computershare Trust Company, N.A. as Depositary and paying agent for the Offer (the “Paying Agent”) of its acceptance of the shares of Common Stock for payment pursuant to the Offer.

The Company will publicly announce the preliminary results of the Offer, including the Purchase Price and any expected proration, promptly after the Expiration Date, and the Company will publicly announce the final results of the Offer promptly after they are determined. In the event of proration, the Paying Agent will determine the proration factor and pay for those tendered shares of Common Stock accepted for payment promptly after the final results are determined.

The Company will pay for shares of Common Stock accepted pursuant to the Offer by depositing the aggregate Purchase Price in cash, less any applicable withholding taxes and without interest, with the Paying Agent, which will act as stockholders’ agent for the purpose of receiving payments from the Company and transmitting such payments to stockholders. In all cases, payment for shares of Common Stock tendered and accepted for payment pursuant to the Offer will be made only after (a) timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or a manually signed photocopy of the Letter of Transmittal), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal, including documents required pursuant to the guaranteed delivery procedures, and (b) solely with respect to tenders through the Automated Tender Offer Program (“ATOP”) procedures of The Depository Trust Company (“DTC”), a timely confirmation of the book-entry transfer of the shares of Common Stock into the Paying Agent’s account at DTC.

All shares of Common Stock tendered and not purchased, including all shares tendered at prices in excess of the Purchase Price and shares not purchased due to proration, will be credited at the Company’s expense to the registered holder’s book-entry account with the transfer agent or, for shares held through a DTC participant, to the account maintained with DTC by the participant who delivered the shares of Common Stock promptly after the Expiration Date or termination of the Offer.

Subject to the applicable rules and regulations of the Securities and Exchange Commission, the Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any shares of Common Stock. Notice of any such extension will be distributed promptly to stockholders in a manner reasonably designed to inform them of such change in compliance with Rule 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of an extension of the Offer, such extension will be followed by a press release or other public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

Shares of Common Stock tendered in the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless the Company has already accepted tendered shares of Common Stock for payment, stockholders may withdraw their properly tendered shares of Common Stock at any time at or after 12:01 a.m., New York City time, on December 10, 2013.

Except properly withdrawn as otherwise provided in the Offer to Purchase, tenders of shares of Common Stock pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address or facsimile number set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of shares of Common Stock to be withdrawn and the name of the registered holder of the shares of Common Stock to be withdrawn, if different from the person who tendered the shares of Common Stock. A stockholder who has tendered shares of Common Stock at more than one price must complete a separate notice of withdrawal for shares of Common Stock tendered at each price or a combined notice of withdrawal specifying the shares of Common Stock to be withdrawn. If shares of Common Stock have been tendered by a broker, dealer, commercial bank, trust company or other nominee on behalf of a client or an institution participating in DTC in accordance with DTC’s ATOP system, for a withdrawal to be effective, such participant must comply with DTC’s procedures for withdrawal of tenders.

All questions as to the number of shares of Common Stock to be accepted, the Purchase Price to be paid for shares of Common Stock to be accepted and the validity, form, eligibility, including time of receipt, and acceptance for payment of any tender of shares of Common Stock will be determined by the Company, in its sole discretion, and such determination will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if the Company’s determinations are challenged by stockholders. The Company expressly reserves the absolute right to reject any or all tenders of any shares of Common Stock that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer on or prior to the Expiration Date with respect to all tendered shares of Common Stock in accordance with applicable law. The Company also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares of Common Stock, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. No tender of shares of Common Stock will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares of Common Stock. None of the Company, the Dealer Managers, the Depositary, the Paying Agent, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice.

The receipt of cash for a stockholder’s tendered shares of Common Stock will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange or (2) a distribution in respect of stock from the Company. The Company recommends that stockholders consult with their tax advisor with respect to their particular situation. See Section 13, “Material U.S. Federal Income Tax Consequences”, of the Offer to Purchase.

The purchase of shares of Common Stock pursuant to the Offer will result in a reduction of the Company’s stockholders’ equity in an amount equal to the aggregate Purchase Price of the shares of Common Stock the Company purchases and a corresponding increase in liabilities and/or reduction in total cash and cash equivalents depending on the source of funding.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of the shares of Common Stock and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Common Stock.

The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company believes that the modified “Dutch auction” tender offer set forth in the Offer to Purchase represents an efficient way to return capital to stockholders who wish to receive cash for all or a portion of their shares of Common Stock. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares of Common Stock. The Offer also provides stockholders with an efficient way to sell their shares of Common Stock without incurring most broker’s fees or commissions associated with open market sales. In addition, stockholders who wish to achieve a greater percentage of equity ownership in the Company will be able to do so by not tendering their shares of Common Stock in the Offer. If the Company completes the Offer, stockholders who retain all or a disproportionate portion of their shares of Common Stock will have a greater percentage ownership in the Company and its future earnings and assets, while also bearing the attendant risks associated with owning shares of Common Stock. Furthermore, any Odd Lot Holder will avoid any applicable “odd lot” discounts that might otherwise be payable on sales of such holder’s shares if they are tendered and accepted for payment pursuant to the Offer. If a stockholder holds shares of Common Stock through a broker, dealer, bank, trust company or other nominee stockholder, the Company urges that stockholder to consult such nominee to determine whether any transaction costs are applicable.

Questions and requests for assistance by retail stockholders may be directed to Georgeson Inc., the information agent for the Offer (the “Information Agent”) at the telephone numbers and address set forth below. As described in the Offer to Purchase, questions and requests for assistance by institutional stockholders may be directed to Morgan Stanley & Co. LLC and Goldman, Sachs & Co., the dealer managers for the Offer. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents may be requested from the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense.

The Depositary and Paying Agent for the Offer is:

By First Class Mail:	By Registered, Certified or Express Mail or by Overnight Courier:
Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Facsimile (for withdrawals only): (617) 360-6810

The Information Agent for the Offer Is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Shareholders Call Toll-Free: (877) 278-9670

Banks and Brokers Call Toll-Free: (800) 223-2064

via email at columbiapropertytrust@georgeson.com

The Dealer Managers for the Offer are:

Morgan Stanley	Goldman, Sachs & Co.

Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036 Call Toll Free: (888) 726-2634	200 West Street, 7th Floor New York, New York 10282 Call Direct: (212) 902-1000 Call Toll Free: (800) 323-5678

October 10, 2013